1-15226

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For: August 1, 2002

ENCANA CORPORATION

(Translation of registrant's name into English)

1800 855 - 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: _____ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956 and No. 333-85598.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: [signature]
Name: Trudy M. Curran
Title: Assistant Corporate Secretary

Date: August 1, 2002

Form 6-K Exhibit Index

Exhibit No.

1. News Release dated August 1, 2002 referenced as:

"EnCana Increases Position in U.S. Rockies".

EXHIBIT 1

EnCana

news release

EnCana increases position in U.S. Rockies

Acquires additional natural gas reserves, production and land in Jonah field

CALGARY, (August 1, 2002) -- EnCana Corporation (TSE, NYSE: ECA) today announced that its U.S. subsidiary has further strengthened its position in the U.S. Rocky Mountain region with the acquisition of approximately 600 billion cubic feet equivalent (established) of long-life, natural gas and associated natural gas liquids reserves, which are currently producing approximately 135 million cubic feet of gas equivalent per day, and approximately 16,000 net acres of land in the Jonah field in southwest Wyoming.

EnCana Oil & Gas (USA) Inc. (EnCana USA), an indirect wholly owned subsidiary of EnCana Corporation, has purchased from Williams Production Rocky Mountain Company, a subsidiary of The Williams Companies (NYSE: WMB), its producing and non-producing assets in the Jonah field for approximately C$539 million (US$350 million). The acquisition includes developed and undeveloped reserves and lands and increases EnCana's interest in the Jonah field by about 50 percent. This acquisition increases EnCana's productive capacity from Jonah to in excess of 400 million cubic feet of gas equivalent per day. Certain of the assets are subject to third-party rights of first refusal.

"The U.S. Rocky Mountain region is one of EnCana's four current North American growth platforms and a major component of our North American natural gas growth strategy," said Randy Eresman, President of the Onshore North America Division. "This transaction, involving one of North America's premier gas assets, is consistent with EnCana's approach to pursue high-quality opportunities. The company also has an active non-core asset disposition program outside of its growth areas."

EnCana estimates the newly acquired assets have approximately 600 billion cubic feet of proven plus one-half probable (established) gas equivalent reserves. Approximately 96 percent of the reserves are gas, with the balance associated natural gas liquids. Given the timing of the transaction, EnCana's pro forma full-year 2002 average daily natural gas sales are expected to rise by about 40 million cubic feet per day to between 2,715 and 2,785 million cubic feet of gas.

"As an acquisition of an operated asset, this transaction represents an excellent consolidation and further solidifies EnCana's position as a leading producer in the region," said Roger Biemans, President of EnCana USA. "We now have a greater interest in a world class asset and greater influence over how it will be developed. As we now optimize our current capital program for the Rocky Mountain region, clearly our Jonah assets will be an excellent foundation, given their high quality nature and strong returns."

ENCANA.

Discovered in 1993, the Jonah field contains approximately three trillion cubic feet of sweet natural gas, making it one of the largest gas discoveries in North America. Through predecessor companies, EnCana first became involved in Jonah in 2000, with the acquisition of McMurry Oil Company et al. At that time, the company's production from the field was approximately 135 million cubic feet per day; in recent months it has averaged approximately 270 million cubic feet per day.

The transaction will be funded from cash on hand and available credit facilities.

EnCana is the largest North American based independent oil and gas company, with an enterprise value of approximately C$28 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high-potential international growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. central North Sea, where EnCana is the operator of a very large oil discovery. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry's best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management's assessment of EnCana's future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana's internal projections, expectations or beliefs concerning future operating results and various components thereof, future economic performance; the expected reserves and production growth to be realized from the acquisition described in this news release; the production and growth potential of its various assets, including assets in the U.S. Rockies and Canada; the anticipated oil and natural gas prices for the remainder of 2002; and the sources and deployment of expected capital in 2002.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company's marketing operations; imprecision of reserve estimates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of Alberta Energy Company Ltd. ("AEC") and PanCanadian Energy Corporation will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly owned subsidiary, AEC. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company's Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:

Audra Hyde
Manager, Investor Relations
(403) 290-3244
audra.hyde@encana.com

Greg Kist
Manager, Investor Relations
(403) 645-4737
greg.kist@encana.com

Media contact:

Scott Ranson
Manager, Public Affairs
(403) 290-2710 or
(403) 645-4545
scott.ranson@encana.com